125 Old Broad Street London EC2N 1AR United Kingdom	VIA EDGAR

July 24, 2018
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Barbara C. Jacobs
Ms. Jan Woo
Mr. Jeff Kauten
Ms. Joyce Sweeney
Mr. Craig Wilson

Re:	Endava plc
Registration Statement on Form F-1
File No. 333-226010
Acceleration Request

Requested Date:	July 26, 2018

Requested Time:	4:00 P.M. Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on July 26, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as its counsel may orally request via telephone call to the staff. The Registrant hereby authorizes each of Nicole Brookshire and Richard Segal of Cooley LLP, counsel to the Registrant, to make such request on its behalf.
Once the Registration Statement has been declared effective, please orally confirm that event with Nicole Brookshire of Cooley LLP, counsel to the Registrant, at (617) 937-2357, or in her absence, Richard Segal at (617) 937-2332.

Sincerely,

ENDAVA PLC

By:	/s/ John Cotterell
John Cotterell
Chief Executive Officer

cc:	Mark Thurston, Endava plc
Nicole Brookshire, Cooley LLP
Richard Segal, Cooley LLP
Alan Denenberg, Davis Polk & Wardwell LLP
Reuven Young, Davis Polk & Wardwell LLP